[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

December 4, 2009

Mark Webb

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	West Coast Bancorp
Preliminary Revised Proxy Statement on Schedule 14A
Filed November 20, 2009
File No. 001-34509

Dear Mr. Webb:

Set forth below are responses of West Coast Bancorp (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated November 27, 2009 regarding Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement Amendment No. 1”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 (the “Amendment”) to the Company’s Preliminary Proxy Statement on Schedule 14A.

The Staff’s comments, indicated in bold, are followed by responses on behalf of the Company.

General

1.                                      Where you expect the authorization of the conversion of the preferred shares to common stock to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement.  See Rule 11-01(a)(8) of Article 11.  Please provide the pro forma statements accordingly.

Response:

In response to the Staff’s comment, we have revised the disclosure beginning on page 28 of the Amendment.

What Securities Did the Company Issue, page 2

2.                                      We note that you state that the shares of Series A Preferred Stock received upon the exercise of the Class B Warrant and the Series B Preferred Stock received upon the exercise of the Class D Warrant will automatically convert into common stock upon receipt of the Shareholder Approvals (and for the Class D Warrants, after the transfer of the Series B Preferred Stock to third parties in a widely dispersed offering).  However, we note that you then state that the Class B Warrants and Class D Warrants are only exercisable if the Shareholder Approvals have not been obtained before March 1, 2010 and will automatically expire upon the receipt of such Shareholder Approvals.  Given this, please revise to clarify in what situations the preferred stock received upon the exercise of the Class B and Class D Warrants could automatically convert into common stock.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 2 of the Amendment.

How will the Conversion of the Preferred Stock Occur, page 4

3.                                      Please confirm that the initial conversion price of the Series A Preferred and Series B Preferred will remain the conversion price unless any of the adjustments described under “Description of the Preferred Stock—Anti-Dilution Provision” are applicable.

Response:

The Staff is supplementally advised that the initial conversion price of the Series A Preferred and Series B Preferred will remain the conversion price unless any of the adjustments described under “Description of the Preferred Stock—Anti-Dilution Provision” are applicable.

How can I vote my shares, page 6

4.                                      Please revise to include the cutoff for voting by telephone and internet, and the date in which mailed proxies must be received for all common shares or cross-reference to the appropriate section.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 7 of the Amendment.

Background of the Proposals, page 11

5.                                      We note that on page 6 you state that the preferred stock, including any preferred stock received upon exercise of the Class B Warrants, Class C Warrants or Class D Warrants, will not convert into our common stock without receipt of the Shareholder Approvals if either Shareholder Approval is not obtained at the Special Meeting or any subsequent meeting of your shareholders.  However, on page 12, you state that the Class B and Class D Warrants are collectively exercisable only in the event that the Shareholder Approvals are not obtained before March 1, 2010 for shares of Series A Preferred Stock and Series B Preferred Stock, convertible into an aggregate of 12 million shares of your common stock.  Please explain.  Please also revise to clarify whether the preferred stock received upon exercise of the Class C warrants can only be converted into common stock if shareholder approval is received before March 1, 2010.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 6 and 12 of the Amendment to clarify that (1) the conversion of the preferred stock (including that issued upon exercise of the warrants) will only occur following receipt of the Shareholder Approvals and (2) the timing of the receipt of the Shareholder Approvals (whether before, on or after March 1, 2010) will not impact the convertibility of the preferred stock (including that issued upon exercise of the warrants).

Exercise of Warrants, page 26

6.                                      We note that you state that the if the Shareholder Approvals have not been received prior to March 1, 2010, each share of preferred stock received upon exercise of the Class B, C, and D Warrants will begin to accrue Special Dividends until such time as the Shareholder Approvals have been obtained.  Please revise to clarify the effects of shareholder approval after March 1, 2010 on the exercise of the Class B, C, and D Warrants and create a question and answer section discussing these effects.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 6, 26 and 27 of the Amendment.

* * * * * *

The Company has authorized us to acknowledge on its behalf that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1341.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc:      Richard R. Rasmussen, Esq., West Coast Bancorp